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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K	OMB Number: 3235-0116 Expires: August 31, 2005 Estimated average burden hours per response: 6.00
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of August, 2003
Commission File Number 0-30686
Leitch Technology Corporation (Translation of registrant's name into English)
150 Ferrand Drive, Suite 700, Toronto, Ontario, M3C 3E5, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No.	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEITCH TECHNOLOGY CORPORATION (Registrant)
Date August 18, 2003	By:	/s/ SALIL MUNJAL Name: Salil Munjal Title: Chief Operating Officer

* Print the name and title of the signing officer under his signature.

EXHIBIT LIST

Exhibit	Description	Sequential Page Number
99.1	Press Release dated August 12, 2003

EXHIBIT 99.1

Leitch Press Contact: Cynthia Odom
Tel: +1(757) 548-2300 x1015
(800) 231-9673 x1015
cynthia.odom@leitch.com

Leitch Investor Contact: Reg Tiessen
Chief Financial Officer
Tel: +1 416-445-9640
Investors@leitch.com

August 12, 2003 FOR IMMEDIATE RELEASE

LEITCH TECHNOLOGY CORPORATION — NEW ISSUE

        TORONTO — Leitch Technology (TSX:LTV) today announced that it has entered into an agreement with a syndicate of underwriters led by BMO Nesbitt Burns Inc. under which the underwriters have agreed to buy 4,450,000 Common Shares from the Company and sell to the public at a price of $4.50 per Common Share, representing an aggregate amount of issue of $20,025,000. Leitch has granted the underwriters an over-allotment option to purchase up to an additional 445,000 Common Shares, exercisable at any time until 30 days following closing. Closing is expected on or about August 29, 2003.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About Leitch

Leitch Technology Corporation is a global leader in the design, development and distribution of high-performance audio and video infrastructure to the professional video industry. Applications for Leitch products span the marketplace and include broadcast, post production, telecommunications, cable, Internet and business to business. Leitch's main operating segments are Video Processing and Distribution, Video Servers and Post Production, which together provide products and solutions that address every aspect of the professional video production process. With more than thirty years in the industry, worldwide offices and distributors, and a broad, Emmy® award-winning portfolio of products, Leitch is helping deliver high-quality video to viewers in every corner of the globe.

        Not for distribution to U.S. news wire services or dissemination in the United States.

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Signatures
EXHIBIT LIST
EXHIBIT 99.1
LEITCH TECHNOLOGY CORPORATION — NEW ISSUE